Fifth Wall Acquisition Corp. II

6060 Center Drive
10th Floor
Los Angeles, California 90045

February 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Eric Envall

Re: Fifth Wall Acquisition Corp. II

Request to Withdraw Registration Statement on Form S-1

File No. 333-254408

Dear Mr. Envall:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Fifth Wall Acquisition Corp. II, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 17, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Andriy Mykhaylovskyy, Chief Financial Officer, Fifth Wall Acquisition Corp. II, at the above-mentioned address, with a copy to Steven J. Slutzky, Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022.

Please do not hesitate to contact Steven J. Slutzky at (212) 909-6000 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Fifth Wall Acquisition Corp. II

By:	/s/ Andriy Mykhaylovskyy
Name: Andriy Mykhaylovskyy
Title: Chief Financial Officer

cc: Steven J. Slutzky, Debevoise & Plimpton LLP